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                                                                    Exhibit 20.1
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[LETTERHEAD OF CROWN RESOURCES APPEARS HERE]

                                                                NEWS FOR RELEASE

                                                                    March 2,1998

             CROWN COMPLETES FINANCING AND INSIDERS INCREASE STAKE

DENVER, COLORADO - Crown Resources Corporation today announced it received $4.625 million from an equity financing (after commission and offering expenses) through the private placement of 1.04 million shares of Crown common stock priced at $4.625 per share. One million shares were purchased by a single London-based institutional investor. David Williamson Associates Limited of London acted as agent for Crown in the transaction. Use of proceeds will be for general corporate purposes.

In other corporate activities, Crown insiders increased their net share position in Crown through the exercise of options due to expire on February 28, 1998. The net increase of share ownership by officers and directors was 59,000 shares. Including employee option exercises, over $495,000 in cash was added to Crown through the exercise of 159,166 options. Crown now has 14,520,725 shares outstanding, including both the recently exercised options and the private placement. Crown's consolidated cash balance stands at $10.2 million.

The financing and increased holdings by insiders follows the recent announcement by Crown's 57.2% held subsidiary, Solitario Resources Corporation (Toronto Stock
Exchange: SLR), that it had received $300,000 from Cominco (Peru) S.R.L., allowing Cominco to extend its successful exploration program on Solitario's 180,000 acre Bongara zinc property. Furthermore, Crown's joint venture partner, Battle Mountain Gold, is earning a 54% interest in the Crown Jewel project by funding all development costs through commercial production.

Christopher E. Herald, President of Crown, commented, "Given the fact that our two primary projects are fully funded by our partners, this financing and option exercise greatly strengthens Crown's balance sheet. This is the first placement of Crown shares in over ten years and demonstrates the market's continued confidence in Crown's assets and operating strategy and the commitment of Crown's directors and management to the Company's future."

Crown Resources Corporation is a precious metals exploration company listed on the NASDAQ National Market System under the trading symbol CRRS and on the Toronto Stock Exchange under the symbol CRO.

FOR MORE INFORMATION, CONTACT:

Debbie W. Mino:          (800) 229-6827 or (713) 682-4070
                         http://www.crownresources.com.
                         E-mail: dwmino@compassnet.com
Christopher E. Herald:   (303) 534-1030

The information set forth above includes "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and is subject to the safe harbor created by those sections. Factors that could cause results to differ materially from those projected in the forward-looking statements include, but are not limited to the timing of receipt of necessary governmental permits, the market price of metals, results of current exploration activities and other risk factors detailed in the Company's Securities and Exchange Commission, filings.